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07023167

May 1, 2007

Rule 12g3-2(b) File No. 82-3326

PROCESSED
MAY 0 4 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 1 2007
WASH. D.C.
161

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co Ltd
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

The Company filed with the Tokyo Stock Exchange and Osaka Securities Exchange, the following three documents in Japanese between April 12, 2007 and April 13, 2007. No English translations or versions have been prepared. We have therefore furnished English summaries of the filings below:

- On April 12, 2007, the Company filed a revision of the earnings forecast for the fiscal year ended March 31, 2007 (April 1, 2006 – March 31, 2007) of Soliste Corporation, a subsidiary of the Company, which was originally announced by Soliste Corporation on November 7, 2006. Amendment to the earnings forecast includes downward revisions of sales and the current term net income, and upward revision of ordinary income. Impact of the revision on the consolidated and unconsolidated business results for the fiscal year ended March 31, 2007 of the Company is expected to be insignificant.
- On April 12, 2007, the Company filed a notice regarding the dissolution of Promotions Corporation, a consolidated subsidiary of ITX Corporation, a subsidiary of the Company as of March 31, 2007. Promotions Corporation was dissolved in an effort to improve the efficiency of the management as part of

5/3

aggressive review of investment portfolio. Impact of the liquidation of Promotions Corporation on the consolidated and unconsolidated business results for the fiscal year ended March 31, 2007 of the Company is expected to be insignificant.

- On April 13, 2007, the Company filed a notice regarding the dissolution of Olympus NDT Japan Inc. and AOI Technology Inc., which are subsidiaries of the Company. Olympus NDT Japan Inc. was dissolved after the assignment of all its operations to the Company as of April 1, 2007. AOI Technology Inc. was dissolved due to its business performance. Impact of the liquidation of these subsidiaries on the consolidated and unconsolidated business results for the fiscal year ended March 31, 2007 of the Company is expected to be insignificant.

In addition, the Company issued seventeen press releases between February 14, 2007 and April 13, 2007. Four of them have English translations (Attachments 1 through 4) and thirteen are in Japanese with no corresponding English translations or versions. We have therefore prepared English summaries to these thirteen Japanese language press releases below:

- Press release, dated February 14, 2007, regarding Olympus Imaging Corp.'s launch of "CAMEDIA SP-550UZ", world's first compact digital camera equipped with 18X optical zoom lens, at the beginning of March, 2007.

- Press release, dated February 16, 2007, regarding Olympus Imaging Corp.'s launch of "μ 770SW", a new model of compact digital camera "μ series", equipped with 7.1 million pixels, with waterproof and shock resistant features, at the beginning of March, 2007.

- Press release, dated February 27, 2007, regarding Olympus Imaging Corp.'s limited sale of "Radio Server VJ-10", a radio recorder, equipped with large-capacity HDD which enables digital recording of radio programs for up to 2,500 hours, beginning March 16, 2007.

- Press release, dated March 5, 2007, regarding Olympus Imaging Corp.'s participation in Photo Imaging Expo 2007 held at the Tokyo Big Site from March 22, 2007 to March 25, 2007 where it will display its new digital SLR (single-lens reflex) cameras "E-510" and "E-410". In this press release, the Company also announced "Experience Olympus E-system new products", a nationwide campaign to introduce new products, from March 31, 2007 to April 21, 2007.

- Press release, dated March 14, 2007, regarding Olympus Imaging Corp.'s launch of "Voice-Trek V-61" and "Voice-Trek V-51", new models of the separate-type IC recorder "Voice-Trek V series" which can be directly connected with a personal computer via USB, on March 23, 2007.

- Press release, dated March 15, 2007, regarding Olympus Imaging Corp.'s establishment of a new internet site "FotoPus" (URL: http://fotopus.com) where viewers can "find, connect and enjoy" photographs, on March 15, 2007.

- Press release, dated March 16, 2007, regarding Olympus Imaging Corp.'s commencement of "E GOES to WORLD" project, a promotion campaign of new digital SLR cameras "E-410" and "E-510", with actress Aoi Miyazaki as the campaign character, on March 20, 2007.

- Press release, dated March 20, 2007, regarding Olympus Imaging Corp.'s launch of "μ 780", a new model of the compact digital camera "μ series", equipped with 5X optical zoom lens, on April 20, 2007.

- Press release, dated March 29, 2007, regarding the Company's launch of a series of new corporate advertisements with the theme "Mind and body, all of human" on April, 2007. As the take off, TV advertisement using actor Hiroyuki Sanada will be broadcasted nationwide starting April 2, 2007.

- Press release, dated April 4, 2007, regarding Olympus Imaging Corp.'s decision to use figure skating sisters Mai Asada and Mao Asada as image characters for compact digital camera "μ".

- Press release, dated April 5, 2007, regarding Olympus Imaging Corp.'s "Special PhotoRouge ~ Une Croisiere~", a one day special photograph seminar on a cruise for women scheduled for May 16, 2007 and July 18, 2007.

- Press release, dated April 12, 2007, regarding Olympus Imaging Corp.'s decision on the official release date of "E-410", the world smallest, thinnest and lightest digital SLR camera, as April 21, 2007.

- Press release, dated April 13, 2007, regarding Olympus Imaging Corp.'s campaign to commemorate the sale of the new "μ 780" beginning April 20, 2007. In this campaign, a "521MB xD-picture card" will be included in the first 20,000 units of "μ 780" compact digital camera.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Masahisa Ikeda /MiS

Masahisa Ikeda

Enclosure
MI/KM/ms

Attachment 1

OLYMPUS Your Vision, Our Future

March 5, 2007

Excellent portability and simple operability
World's Smallest, Slimmest, and Lightest*

E-410 Digital SLR Camera Launched


OLYMPUS

Front


OLYMPUS

Rear



E-410 With ZUIKO DIGITAL ED14-42mm F3.5-5.6.

Olympus Imaging Corporation (President Masaharu Okubo) announced today that the company will be releasing the new E-410 digital SLR camera at the end of April 2007. The world's smallest, slimmest and lightest* interchangeable-lens digital SLR camera, the E-410 incorporates all the core features of Olympus E-System cameras, including the "Dedicated Digital Design," "Dust Reduction" and "Live View" functions.

Main Features

1. Smart design with world's slimmest, smallest and lightest body*

2. New, more advanced Live View function

3. New, 10-million pixel Live MOS sensor, image processing engine "TruePic III"

The E-410 is the smallest, slimmest, lightest interchangeable lens digital SRL camera in the world* today. (Dimensions 129.5 x 91 x 53 mm (excluding projections), weight 375 grams (main body only))
From basic materials to components and configuration, all aspects of this camera's design were designed to optimize size reduction, while maintaining the critical performance standards required for a SLR camera. Fitting comfortably in the hand and providing outstanding portability, the E-410 offers a degree of simplicity and ease of use that no digital SLR can match.

Another helpful function is the advanced "Live View' function which allows users to frame images while viewing the subjects on the LCD monitor on the back of the main camera body. Any user who is used to shooting with compact digital cameras will be familiar with this style of shooting and will appreciate being able to continue shooting in the same way. The E-410 also permits autofocusing to be used together with Live View monitoring, as well as making it possible to confirm the effects of exposure correction or white balance adjustment on the monitor screen.

Despite its ultra-compact design, the E-410 provides highest level of image quality available today. Thanks to the newly developed 10-million pixel Live MOS sensor with low noise and low power consumption and the new "TruePic III" image processing engine, the E-410 delivers picture quality that easily meets the requirements of professional users.

With its ultra-slim, ultra-compact, ultra-lightweight design, the E-410 combines the convenience and portability of a pocket camera with the power and performance of a full-fledged digital SLR camera. Easy to carry and easy to use, the E-410 lets you enjoy the true pleasure of photography anywhere, anytime.

* Among interchangeable lens type digital SLR cameras as of 5th March 2007 (in-house research)

Pricing & Launch Date

Category	Product Name	MSRP	Launch Date
Interchangeable lens type digital SLR camera	OLYMPUS E-410 Body	open pricing	The end of April, 2007
	OLYMPUS E-410 lens kitWith ZUIKO DIGITAL ED 14-42mmF3.5-5.6 lens	open pricing	
	OLYMPUS E-410 Double zoom lens kitWith ZUIKO DIGITAL ED 14-42mmF3.5-5.6 lens,ZUIKO DIGITAL ED 40-150mmF4.0-5.6 lens	open pricing	

Development Background

The first chapter in the E-System story began in the fall of 2003 with the launch of the award-winning E-1. Since then, the "designed for digita" E-System has expanded to included five camera body models and continues to set new benchmarks for professional image quality, performance, mobility, and reliability thanks to compact, lightweight designs supported by innovative features like our advanced Dust Reduction System, a feature now indispensable for any digital SLR.

In the fall of 2006 - three years after the E-1 made its debut - the second chapter in the story of the E-System began with Olympus declaring "we will continue to develop revolutionary features that extend the frontiers of DSLR photography, and to strengthen the E-System body, lens, and accessory lineup. We will continue to develop Olympus E-System bodies, lenses, and accessories for a wide range of genres, so that even more people are able to take photographs that could never be taken before."

The first pages of Chapter Two are being written by the E-410, E-510 and E-1 successor model. The E-410 is distinguished by its ultra-compact size and ultra-light weight for go-anywhere mobility; the E-510 offers multiple functions and enhanced features such as an image stabilizer function; while the E-1 successor model features the high reliability and performance required for professional use. To enable users to choose the camera that best suits

their needs without having to worry about image quality, all models boast the same image capturing technology as well as the Full-Time Live View function

As the E-System story unfolds in the years ahead, Olympus is determined to continue developing innovative functions that are possible only with digital technology and to expand and enhance our lineup of lenses and accessories.

Other Features

Fast 3 frames-per-sec. shooting

HyperCrystal LCD with wide viewing angle from all directions

Dust Reduction System using SSWF (Super-Sonic Wave Filter) with increased vibrations

Newly designed bright, easy-to-view viewfinder

High-precision 49-segment light metering system

Easy-to-use Super Control Panel

Convenient four picture modes

Raw data compression without image quality degradation

Accessories

Item	MSRP	On-Sale Date
CS-6SH semi-hard case	¥5,000(incl. sales tax ¥5,250)	The end of April
BLS-1 lithium-ion battery	¥7000(incl. sales tax ¥7350)	The end of April
BCS-1 lithium-ion battery charger	¥6000(incl. sales tax ¥6300)	The end of April
PT-E03 under water case	¥120,000 (incl. sales tax ¥126,000)	The end of April
RM-UC1 remote control cable	¥6,000 (incl. sales tax ¥6,300)	9 March, 2007
CSS-S101L/S102L/S103L/S104LShoulder strap (leather) (Black/White/Light brown/Dark brown)	¥3600(incl. sales tax¥3780)	The end of April
CSS-S001/S002Shoulder strap (Black/Aqua, Black/Pink)	¥2400(incl. sales tax¥2520)	The end of April

Main Features

1. **Smart design with the world's slimmest, smallest, lightest body**
   With the E-410, Olympus has succeeded in developing the world's slimmest, smallest, and lightest digital SLR camera body*. This remarkable achievement was made possible by the four technologies listed below. Users will find the camera's slim design especially convenient, enhancing the overall operability, portability and handling in actual use.

   * Among interchangeable lens type digital SLR cameras as of 5th March 2007 (in-house research)

   (1) Flexible board
   To take advantage of the gaps between components in the limited space inside the camera, we designed a new flexible board that allows free wiring in both of the horizontal and vertical directions.
   (2) High-rigidity shell-structured frame
   A box construction formed using high-strength engineering resin and thick metallic frame achieves high resistance against distortion and damage, while simultaneously achieving compact size and light weight. This enables the camera body to withstand various stresses from inside as well as outside.

(3) Shutter
To optimize the layout, a new design that puts the shutter charge block opposite to its position in ordinary cameras was adopted. The size of the drive motor and gear unit have been reduced. These components are made with a strong metallic material that ensures their strength and endurance while maintaining accuracy of 1/4000 sec.
(4) Compact, divided capacitor and highly efficient xenon tube
To implement a neat design with a small penta-prism section while incorporating a flash unit in the body, the flash is positioned by the "rear tilted installation" of the 'penta-dach' mirror for the viewfinder. The flash's light emitting section uses a high-efficiency xenon tube to compensate for the reduction in size.

2. **2. New, more advanced Live View function**
The Live View function allows users to shoot while watching the LCD monitor on the back of the camera just as they can with compact digital camera. Even with high-angle or low-angle subjects that are difficult to view through the viewfinder, users will be able to shoot comfortably without having to stretch or contort themselves to get the shot. The ability to by frame compositions in the LCD monitor without having to look into the viewfinder is also useful in portrait shooting, helping users capture more natural and relaxed pictures. In addition, besides enabling pin-point focusing, Live View lets users check the results exposure correction and white balance adjustment in real time on the LCD monitor.

Accurate, precise focusing supported by 7X/10X zooming
Since AF in previous SLR cameras was possible only in the predetermined metering area, it often caused problems for photographers doing macro shooting or who wanted to compose and image near the periphery. In addition, it used to be necessary to zoom recorded images in order to check focusing and re-shoot the image if it was out of focus. Now, thanks to the E-410's new Live View, you can zoom the monitored image by up 7X at the touch of a button and check the focus before you take the picture. When the shooting point is located in the center, AF is activated, eliminating the need of manual focusing.

Support for sure exposure correction
Until now, it was impossible to check the results of exposure correction before taking the picture, but new Live View has made it possible. As this function allows the user to confirm the correction effect intuitively, even users with no knowledge of exposure can easily exploit the advantages of SLR shooting. Those users who are familiar with exposure correction can also benefit since it will allow them to make adjustments more quickly while viewing the LCD monitor, without having to check the white balance after every shot.

3. **Newly developed 10-million pixel Live MOS sensor, image processing engine TruePic III**
The new 10-million pixel Live MOS sensor reproduces images with rich gradations equivalent to an 8-million pixel CCD. It has achieved about 80% reduction of power consumption so that the Live View function can be activated permanently. By simplifying the sensor structure through radical improvement of the material and processing technology based on Olympus's well-regarded MOS signal amplification technology and by forming the sensor circuits integrally on a flexible board, the contact resistance due to signal exchange and wiring has been minimized. This reduces the power consumption, heat generation and noise generation of the image sensor unit.

Together with the 10-million pixel Live MOS sensor, a new image processing engine has also been developed. "TruePic III" achieves a significant reduction in image processing time, which until now has been the bottleneck preventing substantial pixel increases. Thanks to this high-speed image processing, continuous shooting of 3 frames per second is now possible using the following three technologies.

(1) Advanced Noise Filter III Technology
The advanced noise filter separates the image and noise components accurately and reduces noise while reproducing the image subject with high fidelity.
(2) Advanced Detail Reproduction Technology
This technology detects edges accurately and reproduces them smoothly. It also eliminates pseudo-colors cleanly.
(3) Advanced Proper Gamma III Technology
Advanced proper gamma technology featuring independent control of the luminance and chrominance signals has further evolved for more faithful color reproduction –even pale colors.

Other features

Fast 3 frames-per-sec. shooting

The newly developed 10-megapixel Live MOS image sensor and TruePic III technology have slashed the time required for image processing, enabling high-speed continuous shooting at 3 frames per second.

HyperCrystal LCD with wide field angle from all directions

The 2.5-inch LCD monitor on the rear of the body employs 230,000 hyper-pixels with 20% increased surface brightness. Ideal for high-definition images, this monitor enables wide 176° field angle adjustment ranges in the up-down, left-right and diagonal directions. This makes possible picture monitoring from any direction with improved visibility even under strong sunlight and is sure to assist the Live View framing.

Dust Reduction System using SSWF (Super-Sonic Wave Filter) with increased vibrations

When swapping out a lens on a digital SLR camera there's a good chance that the camera's electro-statically charged image sensor will attract micro dust that can ruin photos. Similarly, friction dust produced inside the body by the close and release of the shutter can get on the low-pass filter or image sensor and spoil your shots. Since the main advantage of using an SLR camera is the ability to change lenses for better imaging effects, Olympus incorporated a "dust-free' SSWF unit in its very first digital SLR camera. The version incorporated in the E-410 is smaller, uses less power, and vibrates at a higher frequency to provide even more effective dust reduction than the original device. The SSWF unit is activated every time you turn the camera on, and whenever the Live View function is in use.

Newly designed bright, easy-to-view viewfinder

The penta-mirror section of the E-410 is smaller than that of the E-500 but has a larger viewfinder magnification of 0.92x (this is 0.9x with the E-500). The eyepiece lens employs high-refractivity lens components with an advanced aspherical surface treatment that provides a bigger, brighter view. This is another example of how Olympus is able to provided uncompromised operability and performance even when the body size is reduced.

High-precision 49-segment light metering system

The 49-segment light metering sensor has already proven itself on our previous models. It employs active pixel metering under low light and hybrid metering using an integrating amplifier under bright light. Despite having 49 different segments, it is able to reserve a wide metering range and provide fast, accurate metering. The system is also design to cope with light emitted by the flash and provides accurate metering in any conditions □ Ewhether under the low light of candles or the bright light of the sun.

Easy-to-use Super Control Panel

The Super Control Panel now features colors and fonts that are much easier to see and read than before. Larger, clear characters simplify operation, allowing users to make adjustments more quickly and reducing fatigue. A GUI (Graphical User Interface) with quick, intuitive operation helps minimize mistakes and misunderstanding when adjusting settings.

Four convenient picture modes

In addition to the two standard sRGB and Adobe RGB color modes, the E-410 incorporates four picture modes including Vivid, Natural (default), Flat and Monotone. The Monotone mode allow finer settings of filter effects (red, amber, yellow and green) and color tones (sepia, blue, purple and green).

Raw data compression without image quality degradation

Picture quality degradation due to compression of raw data has been eliminated and compression speed has been increased. This makes it possible to compress an image of about 17MB down to about 11MB with no loss of quality. This also makes it possible to store more high-quality images than before.

Accessories

PT-E03 Under Water Case

<Features>

* Compact and light-weight design that could easily be used underwater.
* Build-in flash of E-410 can be used with PT-E03.

Also enable to use underwater flash with slave function.

* 40m water-resistant design that gives reassurance when diving.

PPO-E05 Underwater Lens port

<Compatible model>
ZUIKO DIGITAL ED 14-42mmF3.5-5.6
<Sales>
The end of April, 2007
<Sales price>
¥48000 (incl. sales tax ¥50400)





OLYMPUS Studio 2

OLYMPUS Studio 2 is software specifically for digital cameras, used by professional photographers alike, to speed up the photography workflow. The software provides various functions and powerful tools to assist your workflow, such as examining and selecting the best shot from a large number of images, searching for a desired image from folders and albums, editing and processing images you have shot, printing pictures, etc.

<Differences from OLYMPUS Studio 1.2>
* Compatibility with Windows Vista has been added.
* Compatibility with Intel-based Macintosh computers has been added.
* RAW development function with high image quality and various adjustment capabilities.
* Backup function has been added.
* CD/DVD Jacket Print function has been added.

<Sales>
License keys can be obtained from the Olympus Online Store.
http://www.olympus-zuiko.com/ec/

<Online sales price>
¥9,800 incl. sales tax

Included Items

Item	Olympus E-410 Body	Olympus E-410 Lens Kit	Olympus E-410 W Zoom Lens Kit
ZUIKO DIGITAL 14-42mm F3.5-5.6 lens		O	O
ZUIKO DIGITAL 40-150mmF4.0-5.6 lens			O
BLS-1 lithium-ion battery	O	O	O
BCS-1 lithium-ion battery charger	O	O	O
Shoulder strap	O	O	O
USB cable	O	O	O

Video cable	O	O	O
EP-4 Eye piece cover	O	O	O
Instruction manual	O	O	O
OLYMPUS Master 2 software CD-ROM	O	O	O

*The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Please be advised that press releases and information posted on this site are current at the time of the original publication date. Please note that they may now be outdated or rendered inaccurate.

Attachment 2

OLYMPUS Your Vision, Our Future

March 5, 2007

Dedicated "Designed-for-Digital" achieves
Lightweight, Ultra-Compact Standard Zoom Power

"ZUIKO DIGITAL ED 14-42mm F3.5-5.6" Lens



"ZUIKO DIGITAL ED 14-42mm F3.5-5.6"


OLYMPUS
E-410

"ZUIKO DIGITAL ED 14-42mm F3.5-5.6" mounted on Olympus "E-410" digital SLR Body

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce the introduction of the "ZUIKO DIGITAL ED 14-42mm F3.5-5.6" lens, a new "Designed-for-Digital" standard zoom lens for "Four-Thirds System" digital SLR cameras. The new lens is scheduled to go on sale in Japan at the end of April, 2007.

"ZUIKO DIGITAL" interchangeable lenses are specifically designed to maximize the performance potential of the image sensors in "Four-Thirds System" digital SLR cameras. Newly announced "ZUIKO DIGITAL ED 14-42mm F3.5-5.6" lens is a lightweight, ultra-compact standard zoom lens that offers outstanding value.

"ZUIKO DIGITAL ED 14-42mm F3.5-5.6" is the lightest (190g) and smallest lens in its class*, and boasts the closest focusing distance (0.25m). Its zooming range frequently used in normal shooting is equivalent to 28-84mm on a 35mm camera, and its "Four-Thirds System" design assures outstanding portability that makes interchangeable lens photography easier.

* As an interchangeable standard zoom lens on digital specific design (as of 5th March, 2007; Olympus research)

Launch Information

Product Name	Launch Date
"ZUIKO DIGITAL ED 14-42mm F3.5-5.6"	End of April, 2007

Main Features

1. **Lightweight, ultra-compact design**
   The new standard lens has a compact design that perfectly complements the compact, lightweight camera body. The lens weighs a mere 190 grams, reducing the photographer's burden when shooting in the field and

improving mobility. The versatile 3x standard zoom lens covers a focus range equivalent to 28-84 mm on a 35 mm film camera, the range typically used in most photographic situations.

2. **Excellent close-focusing capability**
The internal focusing system does not vary the overall length during focusing. Quasi-macro photographing with the closest focusing distance of 25 centimeters is available across the entire zoom range.

3. **Superior imaging characteristics**
ED and HR (high refractive index) glass elements are combined to correct the chromatic aberration as well as field curvature and variation distortion due to zooming. Two double-face aspherical lenses provide a correction effect that maintains sharp, high-contrast imaging performance from edge to edge in any shooting situation. Other advanced technologies to support high image quality include multi-coating to minimize ghost and flares under backlight shooting and a circular aperture diaphragm that can achieve a natural looking soft blur effect.

4. **Excellent operability**
The filter mount is not rotary to prevent rotation of the PL filter during focusing. This ensures photographs can be taken even in situations that might normally require a PL filter.

Specifications

Focal Length		14-42mm (35mm Equivalent: 28-84mm)
Lens Construction		10 Elements in 8 Groups, including 1 ED Lens and 2 aspherical lenses
Focusing System		Internal Focusing System
Angle of View		75-29 Degree
Closest Focusing Distance		0.25m
Maximum Image Magnification		0.19x (35mm Equivalent: 0.38x)
Minimum Field Size		91 x68 mm
Number of Blades		7 (Circular aperture diaphragm)
Aperture	Maximum	F3.5(14mm) - F5.6(42mm)
	Minimum	F22
Filter Size		Ø58 mm
Dimension	Diameter	Ø65.5 mm
	Total Length	61.0 mm
Weight		190g

Others
Can be used with Tele Converter "EC-14" and Extension Tube "EX-25"

Accessories
Lens Hood "LH-61C", Lens Cap "LC-58C"

*The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Please be advised that press releases and information posted on this site are current at the time of the original publication date. Please note that they may now be outdated or rendered inaccurate.

Attachment 3

OLYMPUS Your Vision, Our Future

March 5, 2007

"Highest image quality" plus "versatile functionality"

E-510 Digital SLR Camera
Incorporating Supersonic Image Stabilizer Unit in a Compact Body



OLYMPUS
E-510

E-510 (Front)
* With ZUIKO DIGITAL ED 14-42mm F3.5-5.6 lens



OLYMPUS

E-510 (Rear)

Olympus Imaging Corporation (President Masaharu Okubo) announced today that release of the E-510, a digital SLR camera featuring a stabilizer unit to prevent blurring caused by hand shake and based on the E-System concept of offering the "Dedicated Digital Design," "Dust Reduction" and " Live View" functions on all models, is scheduled for July 2007.

Main Features

1. In-body image stabilizer unit for multifunctionality with improved shooting confidence
2. New, more advanced Live View function
3. New, 10-million pixel Live MOS sensor, image processing engine "TruePic III"

The E-510 incorporates a variety of exciting functions that enable users to capture beautiful photographic images that truly express their original creative intent. These functions include a newly developed sensor-shift type image stabilizer that employs Olympus's exclusive Supersonic Wave Drive (SWD) motor and is compatible with all lenses conforming to the Four Thirds System standards.

Another helpful function is the advanced "Live View" function which allows users to frame images while viewing the subjects on the LCD monitor on the back of the main camera body. Any user who is used to shooting with compact digital cameras will be familiar with this style of shooting and will appreciate being able to continue shooting in the same way. The E-510 also permits autofocusing to be used together with Live View monitoring, as well as making it possible to confirm the effects of exposure correction or white balance adjustment on the monitor screen.

Other new developments such as the low-noise, low-power consumption Live MOS Sensor and the advanced "TruePic III" image processing engine make it possible to create photographic images with the highest possible picture quality — that will satisfy even the most demanding professional.

All of these powerful new features, including the in-body image stabilizer, have been incorporated in an ultra-compact, lightweight digital SLR camera with a comfort-fit grip that offers excellent operability and portability.

Pricing & Launch Date

Category	Product Name	MSRP	Launch Date
Interchangeable lens type digital SLR camera	OLYMPUS E-510 Body	open pricing	July, 2007
	OLYMPUS E-510 lens kitWith ZUIKO DIGITAL ED 14-42mmF3.5-5.6 lens	open pricing	
	OLYMPUS E-510 Double zoom lens kitWith ZUIKO DIGITAL ED 14-42mmF3.5-5.6 lens,ZUIKO DIGITAL ED 40-150mmF4.0-5.6 lens	open pricing	

Development Background

The first chapter in the E-System story began in the fall of 2003 with the launch of the award-winning E-1. Since then, the "designed for digital" E-System has expanded to included five camera body models and continues to set new benchmarks for professional image quality, performance, mobility, and reliability thanks to compact, lightweight designs supported by innovative features like our advanced Dust Reduction System, a feature now indispensable for any digital SLR.

In the fall of 2006 - three years after the E-1 made its debut - the second chapter in the story of the E-System began with Olympus declaring that "we will continue to develop revolutionary features that extend the frontiers of DSLR photography, and to strengthen the E-System body, lens, and accessory lineup. We will continue to develop Olympus E-System bodies, lenses, and accessories for a wide range of genres, so that even more people are able to take photographs that could never be taken before."

The first pages of Chapter Two are being written by the E-410, E-510 and E-1 successor model. The E-410 is distinguished by its ultra-compact size and ultra-light weight for go-anywhere mobility; the E-510 offers multiple functions and enhanced features such as an image stabilizer function; while the E-1 successor model features the high reliability and performance required for professional use. To enable users to choose the camera that best suits their needs without having to worry about image quality, all models boast the same image capturing technology as well as the Full-Time Live View function

As the E-System story unfolds in the years ahead, Olympus is determined to continue developing innovative functions that are possible only with digital technology and to expand and enhance our lineup of lenses and accessories.

Other Features

Fast 3 frames-per-sec. shooting

HyperCrystal LCD with wide viewing angle from all directions

Dust Reduction System using SSWF (Super-Sonic Wave Filter) with increased vibrations

Newly designed bright, easy-to-view viewfinder

High-precision 49-segment light metering system

Easy-to-use Super Control Panel

Convenient four picture modes

Raw data compression without image quality degradation

Accessories

Item	MSRP	On-Sale Date

CS-5SH semi-hard case	¥6,000(incl. sales tax ¥6,300)	Currently available
BLM-1 lithium-ion battery	¥8,800(incl. sales tax ¥9,240)	Currently available
BCM-2 lithium-ion battery charger	¥6000(incl. sales tax ¥6,300)	Currently available
RM-UC1 remote control cable	¥6,000 (incl. sales tax ¥6,300)	9 March, 2007
CSS-S101L/S102L/S103L/S104LShoulder strap (leather) (Black/White/Light brown/Dark brown)	¥3600(incl. sales tax¥3780)	The end of April
CSS-S001/S002Shoulder strap (Blue/Pink)	¥2400(incl. sales tax¥2520)	The end of April

Main Features

1. **In-body image stabilizer unit (SWD* system) for enhanced shooting confidence**

   The E-510 incorporates an image stabilizer unit based on a breakthrough SWD system designed and developed originally by Olympus to correct blurring of images caused by unsteady hands even under low light or when a lens with a long focal distance is used. The newly developed sensor with blurring frequency analysis/detection capability and a motor with excellent responsiveness and controllability enable the image stabilizer unit to respond to vibrations from less than 1 Hz to 7Hz and achieve a correction effect equivalent to maximum 4 EV steps.

   The image stabilizer unit for in-body vibration correction is optimized for the Four Thirds System which has telecentric optics. It allows all Four Thirds-compliant lenses to be used with the camera body and corrects blurring without compromising the optical performance. When a ZUIKO DIGITAL lens is used, even more effective blur correction is possible thanks to the lower shorter distance of image sensor movement per "vibration amount = angle" than other lenses of the same field angle.

   The E-510 is a digital SLR camera with multiple functions as represented by the blur correction provided by the image stabilizer unit with breakthrough SWD.

   * SWD: Supersonic Wave Drive


Image sensor unit
X direction moving frame
Frame(fixed)
SSWF
SWD

2. **New, more advanced Live View function**

   The Live View function allows users to shoot while watching the LCD monitor on the back of the camera just as they can with compact digital camera. Even with high-angle or low-angle subjects that are difficult to view through the viewfinder, users will be able to shoot comfortably without having to stretch or contort themselves to get the shot. The ability to by frame compositions in the LCD monitor without having to look into the viewfinder is also useful in portrait shooting, helping users capture more natural and relaxed pictures. In

addition, besides enabling pin-point focusing, Live View lets users check the results exposure correction and white balance adjustment in real time on the LCD monitor.

Accurate, precise focusing supported by 7X/10X zooming

Since AF in previous SLR cameras was possible only in the predetermined metering area, it often caused problems for photographers doing macro shooting or who wanted to compose and image near the periphery. In addition, it used to be necessary to zoom recorded images in order to check focusing and re-shoot the image if it was out of focus. Now, thanks to the E-510's new Live View, you can zoom the monitored image by up 7X at the touch of a button and check the focus before you take the picture. When the shooting point is located in the center, AF is activated, eliminating the need of manual focusing.

- **Support for sure exposure correction**

Until now, it was impossible to check the results of exposure correction before taking the picture, but new Live View has made it possible. As this function allows the user to confirm the correction effect intuitively, even users with no knowledge of exposure can easily exploit the advantages of SLR shooting. Those users who are familiar with exposure correction can also benefit since it will allow them to make adjustments more quickly while viewing the LCD monitor, without having to check the white balance after every shot.

3. **Newly developed 10-million pixel Live MOS sensor, image processing engine TruePic III**

The E-510 incorporates the image pickup technology originally developed for the E-System flagship model that will be launched in the summer of 2007. All Olympus E-System digital SLR cameras that will be released in 2007 were developed under the concept of "the best image quality for all models."

The new 10-million pixel Live MOS sensor reproduces images with rich gradations equivalent to an 8-million pixel CCD. It has achieved about 80% reduction of power consumption so that the Live View function can be activated permanently. By simplifying the sensor structure through radical improvement of the material and processing technology based on Olympus's well-regarded MOS signal amplification technology and by forming the sensor circuits integrally on a flexible board, the contact resistance due to signal exchange and wiring has been minimized. This reduces the power consumption, heat generation and noise generation of the image sensor unit.

Together with the 10-million pixel Live MOS sensor, a new image processing engine has also been developed. "TruePic III" achieves a significant reduction in image processing time, which until now has been the bottleneck preventing substantial pixel increases. Thanks to this high-speed image processing, continuous shooting of 3 frames per second is now possible using the following three technologies.

(1) Advanced Noise Filter III Technology

The advanced noise filter separates the image and noise components accurately and reduces noise while reproducing the image subject with high fidelity.

(2) Advanced Detail Reproduction Technology

This technology detects edges accurately and reproduces them smoothly. It also eliminates pseudo-colors cleanly.

(3) Advanced Proper Gamma III Technology

Advanced proper gamma technology featuring independent control of the luminance and chrominance signals has further evolved for more faithful color reproduction — even pale colors.

Other features

Fast 3 frames-per-sec. shooting

The newly developed 10-megapixel Live MOS image sensor and TruePic III technology have slashed the time required for image processing, enabling high-speed continuous shooting at 3 frames per second.

HyperCrystal LCD with wide field angle from all directions

The 2.5-inch LCD monitor on the rear of the body employs 230,000 hyper-pixels with 20% increased surface brightness. Ideal for high-definition images, this monitor enables wide 176 field angle adjustment ranges in the up-down, left-right and diagonal directions. This makes possible picture monitoring from any direction with improved visibility even under strong sunlight and is sure to assist the Live View framing.

Dust Reduction System using SSWF (Super-Sonic Wave Filter) with increased vibrations

When swapping out a lens on a digital SLR camera there's a good chance that the camera's electro-statically charged image sensor will attract micro dust that can ruin photos. Similarly, friction dust produced inside the body by the close and release of the shutter can get on the low-pass filter or image sensor and spoil your shots. Since

the main advantage of using an SLR camera is the ability to change lenses for better imaging effects, Olympus incorporated a "dust-free" SSWF unit in its very first digital SLR camera. The version incorporated in the E-510 is smaller, uses less power, and vibrates at a higher frequency to provide even more effective dust reduction than the original device. The SSWF unit is activated every time you turn the camera on, and whenever the Live View function is in use.

Newly designed bright, easy-to-view viewfinder

The penta-mirror section of the E-510 is smaller than that of the E-500 but has a larger viewfinder magnification of 0.92x (this is 0.9x with the E-500). The eyepiece lens employs high-refractivity lens components with an advanced aspherical surface treatment that provides a bigger, brighter view. This is another example of how Olympus is able to provided uncompromised operability and performance even when the body size is reduced.

High-precision 49-segment light metering system

The 49-segment light metering sensor has already proven itself on our previous models. It employs active pixel metering under low light and hybrid metering using an integrating amplifier under bright light. Despite having 49 different segments, it is able to reserve a wide metering range and provide fast, accurate metering. The system is also design to cope with light emitted by the flash and provides accurate metering in any conditions — whether under the low light of candles or the bright light of the sun.

Easy-to-use Super Control Panel

The Super Control Panel now features colors and fonts that are much easier to see and read than before. Larger, clear characters simplify operation, allowing users to make adjustments more quickly and reducing fatigue. A GUI (Graphical User Interface) with quick, intuitive operation helps minimize mistakes and misunderstanding when adjusting settings.

Four convenient picture modes

In addition to the two standard sRGB and Adobe RGB color modes, the E-510 incorporates four picture modes including Vivid, Natural (default), Flat and Monotone . The Monotone mode allow finer settings of filter effects (red, amber, yellow and green) and color tones (sepia, blue, purple and green).

Raw data compression without image quality degradation

Picture quality degradation due to compression of raw data has been eliminated and compression speed has been increased. This makes it possible to compress an image of about 17 MB down to about 11MB with no loss of quality. This also makes it possible to store more high-quality images than before.

Accessories

OLYMPUS Studio 2

OLYMPUS Studio 2 is software specifically for digital cameras, used by professional photographers alike, to speed up the photography workflow. The software provides various functions and powerful tools to assist your workflow, such as examining and selecting the best shot from a large number of images, searching for a desired image from folders and albums, editing and processing images you have shot, printing pictures, etc.

<Differences from OLYMPUS Studio 1.2>

* Compatibility with Windows Vista has been added.
* Compatibility with Intel-based Macintosh computers has been added.
* RAW development function with high image quality and various adjustment capabilities.
* Backup function has been added.
* CD/DVD Jacket Print function has been added.

<Sales>

License keys can be obtained from the Olympus Online Store.
http://www.olympus-zuiko.com/ec/

<Online sales price>

¥9,800 incl. sales tax

Included Items

Item	Olympus E-510 Body	Olympus E-510 Lens Kit	Olympus E-510 W Zoom Lens Kit
ZUIKO DIGITAL 14-		O	O

42mm F3.5-5.6 lens			
ZUIKO DIGITAL 40-150mmF4.0-5.6 lens			O
BLS-1 lithium-ion battery	O	O	O
BCS-1 lithium-ion battery charger	O	O	O
Shoulder strap	O	O	O
USB cable	O	O	O
Video cable	O	O	O
EP-4 Eye piece cover	O	O	O
Instruction manual	O	O	O
OLYMPUS Master 2 software CD-ROM	O	O	O

*The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Attachment 4

OLYMPUS Your Vision, Our Future

March 12, 2007

Olympus to Open the Mishima Facility as a New Base for Life Science Activities

- Centralized Facility for the Diagnostic Business, New Production Base for Bone Replacement Materials and Collagen -





Left: Building A / Right: Building B

Olympus Corporation (President: Tsuyoshi Kikukawa) plans to open a new complex, the Mishima Facility, in Sunto-gun, Shizuoka Prefecture, on April 2, 2007. The new facility will be located in Shizuoka' s Pharma Valley-Nagaizumi Industrial Park.

Development, quality assurance and customer support operations for the diagnostic business will be transferred to the new facility, together with the production operations of Mishima Olympus Co., Ltd. (President: Noriaki Takahashi), the manufacturing subsidiary for this segment, and the bone substitute manufacturing operations of Olympus Terumo Biomaterials Corp. (President: Hitoshi Mizuno)*. As a new hub for the Olympus Group' s medical and life science activities, the Mishima Facility is expected to make an important contribution to the advancement of next-generation medical technology.

Olympus is determined that the new facility will set a new standard for environmental soundness. Environmental measures during the construction phase will include noise reduction measures. The buildings and facilities will be designed for optimal environmental efficiency, and there will be continual environmental improvement initiatives after the facility becomes operational. The establishment of the Mishima Facility is the first private sector initiative under Shizuoka' s Pharma Valley concept, the aim of which is to establish a cluster of advanced health industry facilities around the Shizuoka Cancer Center, in an area at the foot of Mount Fuji.

* Development and quality assurance operations for the diagnostic business and the operations of Mishima Olympus will be transferred from other locations in Nagaizumi-cho, and customer support services from Hachioji City, Tokyo. The bone substitute, "BONECERAM" manufacturing operations of Olympus Terumo Biomaterials will be relocated from Ichikawa City, Chiba Prefecture.

Background to the Establishment of the Mishima Facility

The diagnostic business is one of the core segments for Olympus Corporation' s Life Science Group. With development and production sites in Japan, Germany and Ireland, Olympus is globally active in this field. Within Japan, development, production and quality assurance operations for diagnostic systems are based in Shizuoka Prefecture, while training and other customer support activities are provided from facilities in Hachioji City. By centralizing all of these activities in Mishima, it will be possible to bring development, production and quality

assurance operations closer to users so that user input can be reflected directly in newly developed products and services. The relocation of the manufacturing subsidiary will allow the expansion of equipment production lines, resulting in a doubling of capacity.

Olympus Terumo Biomaterials Corp., which was recently renamed Olympus Biomaterial Corp., will commence operations on April 1, 2007. It has acquired the bone substitute business of Sumitomo Osaka Cement Co., Ltd. and will relocate manufacturing facilities for bone replacement materials, which are made primarily from hydroxyapatite, to Mishima, where it will commence its own production operations.

The Mishima Facility has been established as a new organizational unit for these operations, and as a base for the life science activities of the entire Olympus Group. Olympus aims to make the new facility a focus for the development of next-generation medical science.

Setting a New Standard in Environmental Soundness

Olympus has achieved ISO14001 certification for environmental management systems at its plants, not only in Japan, but also at facilities in Europe, North America, China and the Philippines. Its goal is to minimize environmental loads through structured systematic management. The new Mishima Facility is seen as a model for future environmental efforts. In addition to the installation of systems that are highly effective in reducing environmental loads, Olympus also aims to instill a strong sense of environmental awareness in employees at the facility through a sustained and active commitment to environmental improvement activities in the context of day-to-day operations. To reduce energy consumption, the new buildings will feature improved thermal insulation and highly efficient air conditioning systems. In this way, Olympus will contribute to the prevention of global warming, which has been one of the most serious effects of environmental loads in the past. Ongoing environmental activities, including the efficient operation of facilities based on control data and power monitoring data, will be reinforced by environmental education programs for all employees at the Mishima Facility.

Environmental Facilities at the Mishima Facility

1. Features that will help to prevent global warming
   Control system High-efficiency air-conditioning control system
   High-efficiency systems Upright thermal storage tank (diameter: 5m, height: 25m, capacity: 438m^3) for recycling of pure water or rainwater)
   Thermal insulation: Low double-glazing to shield the interior from external temperatures, gradation blinds to admit the optimal level of external light, and other innovations

2. Harmony with the natural environment
   Garden terrace, solar power (50KwH system to be installed in fiscal 2007)

Outline of the Mishima Facility

General Manager	Masao Agawa
Address	454-1 Higashino, Nagaizumi-cho, Sunto-gun, Shizuoka Prefecture
Site area	27,348m^2
Total floor area	19,759m^2 (Building A: 15,944m^2, Building B: 3,815m^2)
Buildings	Building A: 4 stories, informally named the Life Scientific Techno-CenterDevelopment, quality assurance and customer support operations for Olympus Corporation' s diagnostic business Mishima Olympus Co., Ltd.
	Building B: 2 stories, informally named the Biomaterials WorksProduction operations for bone replacement materials manufactured by Olympus Terumo Biomaterials
Building structure	Building A and Building B: RCSS (pillars: reinforced concrete, beams: steel-frame)
Employees	Approximately 350

*The company names and product names specified in this release are the trademarks or registered trademarks of each company.

END